UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14f-1

Information Statement under
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Commission File Number: 000-31553

XCEL BRANDS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	76-0307819
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No)

475 10th Avenue, 4th Floor, New York, NY 10018
 (Address of principal executive offices, including zip code)

(347) 727-2474
(Registrant’s telephone number, including area code)

200,000,000 shares of Common Stock issued and outstanding, Par Value $0.001 Per Share
(Title of Class of Voting Securities and Amount outstanding)

XCel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety.  However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us” and “our” include XCel Brands, Inc. and, if the context of such references is subsequent to the Merger (as defined below), its subsidiary, XCel Brands, Inc., a Delaware corporation (“Old XCel”) or its wholly-owned subsidiary, IM Brands, LLC, a Delaware limited liability company (“IM Brands”).

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in a majority of the membership of our board of directors (the “Board”) as a result of the merger transaction described below.  The date of this Information Statement is October 6, 2011.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2011, and is being mailed to our stockholders of record as of September 29, 2011.  The mailing date of this Information Statement will be on or about October 6, 2011.  On the 10th day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

Effective on September 28, 2011, the Company effected a 1 for 520.5479607 reverse stock split (the “Reverse Split”) such that holders of the Company’s common stock (the “Common Stock”) prior to the Merger now hold a total of 186,444 shares of Common Stock and options and warrants to purchase 1,065 shares.  All references to stock amounts prior to such date are based on a total number of 97,053,044 shares of Common Stock issued and outstanding.  After giving effect to the Merger, the Offering, the Loan, the Reverse Split and the transactions related thereto (all as defined and described herein), there are 5,742,952 shares of Common Stock issued and outstanding as of the Effective Date.

On September 29, 2011 (the “Closing Date”), we entered into and consummated an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Old XCel, NetFabric Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of the Company (“Acquisition Corp.”) and certain of the Company’s existing stockholders, pursuant to which Acquisition Corp. was merged with and into Old XCel, with Old XCel surviving as a wholly-owned subsidiary of the Company (the “Merger”).  The Company acquired all of the outstanding capital stock of Old XCel in exchange for issuing shares of Common Stock to Old XCel’s stockholders at a ratio of 9,446.88 shares of Common Stock for each share of Old XCel common stock outstanding at the effective time of the Merger.  In connection with the Merger, certain directors and executive officers of the Company resigned and the Company underwent a change of control, both as described below.

On the Closing Date, the Company issued 47,132 shares of Common Stock to a designee of Mr. Stephen J. Cole-Hatchard, a director of the Company, who will continue to serve in such capacity until the Effective Date, at which time his resignation will take effect.  Also as of the Closing Date, Messrs. Thatham and Germinario, who had served as Chief Financial Officer and as Chairman, President, Chief Executive Officer and director, respectively, resigned from such positions effective immediately.  On the Closing Date, Mr. Robert W. D’Loren was appointed a director of the Company, as well as Chairman of the Board and Chief Executive Officer, leaving Mr. Cole-Hatchard and Mr. D’Loren as the directors as of the Closing Date.  Additionally, on the Closing Date, James Haran was appointed as Chief Financial Officer and Assistant Secretary, Giuseppe “Joe” Falco was appointed as President and Chief Operating Officer of the Isaac Mizrahi Brand, Marisa Gardini was appointed as the Executive Vice President of Strategic Planning and Marketing, and Seth Burroughs was appointed as the Executive Vice President of Business Development and Treasury and Secretary.  As of the Effective Date, the following individuals will be appointed to the Board:

Jeffrey Cohen
Mark DiSanto
Todd Slater
Edward Jones, III
Howard Liebman
Marisa Gardini

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our Board occurs (otherwise than at a meeting of our stockholders).  We are not asking you for a proxy, and you are requested not to send us a proxy.

THE MERGER, THE OFFERING AND RELATED TRANSACTIONS

Pursuant to the terms of the Merger, Old XCel has become a wholly-owned subsidiary of the Company.  On September 28, 2011, the Company filed an amendment to its certificate of incorporation and effected the Reverse Split such that holders of Common Stock prior to the Merger now hold a total of 186,444 shares of Common Stock and options and warrants to purchase 1,065 shares.  In exchange for all of their shares of Old XCel common stock, the Old XCel stockholders received 944,688 newly issued shares of Common Stock.

In addition, the Company issued 2,759,000 shares of Common Stock to IM Ready-Made, LLC (“IM Ready”) in satisfaction of Old XCel’s obligations under an Asset Purchase Agreement, dated as of May 19, 2011, by and among Old XCel, IM Brands (which prior to the Merger was a wholly-owned subsidiary of Old XCel) and IM Ready, as amended (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, IM Brands acquired certain assets of IM Ready, including (i) the “Isaac Mizrahi” brands (including the trademarks and brands “Isaac Mizrahi New York,” “Isaac Mizrahi” and “IsaacMizrahiLIVE”) (collectively, the “IM Trademarks”), (ii) the license agreements between IM Ready and certain third parties related to the IM Trademarks (together with the IM Trademarks, the “Isaac Mizrahi Business”), (iii) design agreements with Liz Claiborne and QVC, Inc. (“QVC”) to design the “Liz Claiborne New York” brand for sale exclusively at QVC and (iv) computers, design software, and other assets related to the licensing and design of the IM Trademarks and the design of the Liz Claiborne New York brand.  The Buyers paid to IM Ready cash, a promissory note and Common Stock (the “IM Ready Stock Consideration”) as consideration for the assets acquired under the Purchase Agreement.

Pursuant to an agreement between IM Ready and Earthbound, LLC (the “Earthbound Agreement”), Earthbound, LLC (“Earthbound”) had certain rights related to the IM Trademarks and provided certain design services for IM Ready.  In connection with the consummation of the acquisition by the Company of the Isaac Mizrahi Business, Old XCel and Earthbound entered into a contribution agreement (the “Contribution Agreement”) pursuant to which, on the Closing Date, Earthbound contributed to the Company (i) the Earthbound Agreement and (ii) certain assets relating to the operation of the Isaac Mizrahi Business including archives, designs, certain intellectual property rights, software and equipment (the “Earthbound Assets”) in exchange for 944,688 shares of Common Stock and also purchased one (1) Unit in the Offering (as defined herein).  The closing of the acquisition of the Isaac Mizrahi Business and Earthbound Assets occurred in conjunction with the consummation of the Merger, after which the Company terminated the Earthbound Agreement.

Finally, as noted above, on the Closing Date, the Company also issued 47,132 shares of Common Stock to a designee of Mr. Cole-Hatchard, as director of the Company, who will continue to serve in that capacity until the Effective Date.

As additional consideration for the Merger, Old XCel paid $125,000 at the closing to pay the outstanding liabilities of the Company prior to the Merger.  Additionally, 20,000 shares of Common Stock, which are beneficially owned by a principal stockholder of the Company prior to the Merger, are being held in escrow until such time as final determination is made by the Internal Revenue Service of certain tax liabilities of the Company related to the period prior to the Closing Date.

Immediately following the closing of the Merger, and pursuant to the Merger Agreement, Old XCel merged with and into the Company in accordance with Section 253 of the Delaware General Corporation Law (the “Short Form Merger”).  In connection with the Short Form Merger, the Company changed its name to XCel Brands, Inc. Following the Merger, IM Brands, LLC is a wholly-owned subsidiary of the Company.

Pursuant to a voting agreement (“Voting Agreement”), IM Ready agreed to appoint a person designated by the board of directors of the Company as IM Ready’s irrevocable proxy and attorney-in-fact with respect to the shares of the Common Stock to be received by IM Ready in connection with the Merger. The proxy holder shall vote in favor of matters recommended or approved by the board of directors.

Pursuant to a lock-up agreement (“Lock-up Agreement”), IM Ready agreed that during the six (6) months from the Closing Date, in the case of the IM Ready Stock Consideration, or during the twelve (12) months from the date any additional shares are issued to IM Ready pursuant to the Purchase Agreement (collectively the “Lock-up Shares”), IM Ready shall not offer, sell, pledge, hypothecate, grant an option for sale, or otherwise dispose of, or transfer or grant any rights with respect to any of the Lockup Shares, except with respect to up to 1,200,000 of the IM Ready Stock Consideration which the Company has agreed to include in the Registration Statement.  With respect to any shares received by IM Ready as consideration under the Purchase Agreement, other than as IM Ready Stock Consideration, upon the expiration of the initial twelve month period, the lock-up restrictions on transfer shall lapse with respect to 25% of the Lockup Shares. Additionally, on the first day of each of the next three quarters, the restrictions on transfer shall lapse with respect to an additional 25% of the Lockup Shares.

In connection with the Merger, the Company offered, by way of a confidential private offering memorandum (the “PPM”) units (the “Units”), each Unit consisting of one hundred thousand (100,000) shares of Common Stock and a Warrant (each a “Warrant” and collectively, the “Warrants”) to purchase fifty thousand (50,000) shares of Common Stock exercisable five years from the Closing Date at a price of $0.01 per share (with such sale of Units referred to as the “Offering”) at a per Unit purchase price of $500,000 (the “Unit Price”).  Earthbound and certain executive officers and directors of the Company purchased 4.25 Units on the same terms and conditions as other investors in the Offering.  The total proceeds of the Offering, which was completed on the Closing Date immediately after the consummation of the Merger and the Company’s acquisition of certain assets of IM Ready pursuant to the Purchase Agreement, was $4,305,000 representing 8.61 Units.

Also on the Closing Date, IM Brands entered into an agreement (the “Loan Agreement”) for a five-year senior secured term facility (the “Loan”) with MidMarket Capital Partners, LLC (“MidMarket”) in the aggregate principal amount of $13,500,000, which Loan is secured by all of the assets and membership interests of IM Brands and guaranteed by the Company.

The net proceeds of the Offering and Loan were used by the Company to complete the acquisition of the Isaac Mizrahi Business, make payments required by the Purchase Agreement and the Merger and pay the fees and expenses of the acquisition of the Isaac Mizrahi Business, the Merger, the Offering and the Loan.  The balance of the net proceeds will be used going forward for working capital and general corporate purposes.

The foregoing summary of the Merger, the Offering, the Loan and the transactions related thereto is qualified in its entirety by reference to the full text of the Merger Agreement, the Loan Agreement and the Purchase Agreement, respectively.  A copy of each such agreement has been filed with the SEC and is incorporated herein by reference.

CHANGE OF CONTROL

As noted above, the Merger, the Short Form Merger, the Offering, the entry into the Loan Agreement and the transactions related thereto occurred on the Closing Date.  As a result of the Merger and the related transactions described above, (i) the composition of the Board will change such that more than a majority of the Board will be replaced and (ii) the shares of Common Stock issued to Old XCel’ stockholders, IM Ready and Earthbound represent a majority of the shares of Common Stock issued and outstanding upon completion of the Merger.  The Merger therefore constituted a change of control of the Company.

VOTING SECURITIES

The following information describes the capital stock and provisions of the Company’s certificate of incorporation and bylaws, all as in effect as of the date hereof.  This description is only a summary.

General

The Company’s authorized capital stock consists of 200,000,000 shares of Common Stock at a par value of $.001 per share and 10,000,000 shares of preferred stock at a par value of $.001 per share.

Common Stock

Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and subject to any contractual agreement entered into by any holder of shares.  Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Common Stock that are present in person or represented by proxy.  Holders of Common Stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.  A vote by the holders of a majority of the outstanding shares of Common Stock is required to effectuate certain fundamental corporate changes such as liquidation, merger (other than the Short Form Merger) or an amendment to our certificate of incorporation.  Our certificate of incorporation does not provide for cumulative voting in the election of directors.

The holders of shares of Common Stock will be entitled to such cash dividends as may be declared from time to time by our Board from funds available therefor.  Upon liquidation, dissolution, or winding up, the holders of shares of Common Stock will be entitled to receive pro rata all assets available for distribution to such holders.  In the event of any merger or consolidation with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities, or property (including cash), all holders of Common Stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).  Holders of Common Stock have no pre-emptive rights and no conversion rights, and there are no redemption provisions applicable to the Common Stock.

Preferred Stock

As of the date hereof, there are no shares of preferred stock outstanding.  Our Board, without further stockholder approval, may issue preferred stock in one or more classes or series as the board may determine from time to time.  Each such class or series shall be distinctly designated.  All shares of any one class or series of the preferred stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative.  The voting powers, designations, preferences, limitations, restrictions and relative rights thereof, if any, may differ from those of any and all other series outstanding at any time.  Our Board has express authority to fix (by resolutions adopted prior to the issuance of any shares of each particular class or series of preferred stock) the number of shares, voting powers, designations, preferences, limitations, restrictions and relative rights of each such class or series.  The rights granted to the holders of any series of preferred stock could adversely affect the voting power of the holders of Common Stock and issuance of preferred stock may delay, defer or prevent a change in our control.

Warrants

As set forth above, in connection with the Offering, the Company issued Warrants to purchase 430,500 shares of Common Stock to investors in the Offering.  The Warrants are exercisable in whole or in part, at an exercise price of $0.01 per share (the “Exercise Price”).  The Warrants may be exercised at any time upon the election of the holder, beginning on the date of issuance and ending on the fifth anniversary of the Closing Date.  The Warrants are detachable and separately transferable only during the Warrant exercise period.  Upon the expiration of the Warrant exercise period, the Warrants will expire and become void and worthless.

In order to exercise the Warrants, a Warrant must be surrendered at the office of the Company or its agent prior to the expiration of the Warrant exercise period, with the form of exercise appearing with the Warrant completed and executed as indicated, accompanied by payment of the full exercise price for the number of Warrants being exercised.  Payment shall be by certified funds or cashier’s check payable to the Company. In the case of partial exercise, the Company or its agent will issue a new warrant to the exercising warrant holder, or assigns, evidencing the Warrants which remain unexercised.  In our discretion, we may designate a location other than our office for surrender of Warrants in the case of transfer or exercise.

If at any time after one (1) year from the Closing Date, there is no effective registration statement registering the shares of Common Stock underlying the Warrants, the Warrants will be exercisable on a cashless basis. The exercise price and number of shares of Common Stock to be received upon the exercise of Warrants are subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends or our recapitalization.  In the event of our liquidation, dissolution or winding up, the holders of Warrants will not be entitled to participate in the distribution of our assets.  Holders of Warrants have no voting, pre-emptive, subscription or other rights of stockholders in respect of the Warrants, nor shall holders thereof be entitled to receive dividends.

We have agreed to register the shares of the Common Stock underlying the Warrants issued in connection with the Offering, on a registration statement to be filed with the Commission (the “Registration Statement”) within sixty (60) days after the Closing Date and to keep the Registration Statement effective until the earlier of (i) September 29, 2012 or (ii) until all Registrable Securities covered by such Registration Statement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.

Other Options and Warrants

Immediately after the Closing Date, we issued (i) to Rodman & Renshaw, LLC or its designees, for nominal consideration, five-year warrants (the “Agent Warrants”) to purchase 9,800 shares of Common Stock, exercisable at any time at a price equal to $5.50 per share, and (ii) to MidMarket, seven-year warrants (the “Lender Warrants”) to purchase 364,428 shares of Common Stock, representing 5% of the total number of shares of issued and outstanding Common Stock on a fully-diluted basis.  The Lender Warrants have an exercise price of $0.01 and contain a cashless exercise provision, and the Company has granted to the holders of the Lender Warrants piggy-back registration rights with respect to the shares of Common Stock issuable upon exercise of the Lender Warrants.

Following the Closing Date, there are also (i) outstanding options and warrants of the Company to purchase an aggregate of 1,065 shares of common stock and (ii) options and warrants granted to certain of our directors, executive officers, employees and licensing agents to purchase an aggregate of 738,750 shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Merger

The following table lists, immediately prior to the Closing Date, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each officer and director of the Company and (iii) all officers and directors as a group.  It also includes a column showing the number of shares held by each such person or group after accounting for the Reverse Split effected on September 28, 2011.

Information relating to beneficial ownership of Common Stock by our management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC and information relating to the beneficial ownership of Common Stock by principal stockholders of the Company prior to the Merger is based upon information filed with the SEC to date.  Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power with respect to the shares set forth opposite such person’s name.  The percentages below are calculated based on 97,053,044 shares of Common Stock issued and outstanding on a pre-Reverse Split basis on September 27, 2011.

Officers, Directors, 5% Stockholders	No. of Shares Pre-Reverse Split	No. of Shares Post-Reverse Split	Beneficial Ownership
Scarborough Ltd. c/o Euroba Management Limited P.O. Box HM 370 Hamilton, Bermuda HM BX	29,386,258(1)	56,453	30.3%

Beaufort Ventures PLC c/o Beaufort International Associates Limited 49 Whitehall London SW1A 2BX United Kingdom	26,476,924(2)	5,0864	27.30%

Laurus Master Fund, Ltd.(3) c/o Laurus Capital Management, LLC 335 Madison Avenue New York, NY 10017	5,221,393(4)	10,031	5.3%

Vasan Thatham 117 Randolph Avenue Jersey City, NJ 07305	300,000(5)	577	(6)

Cristiano Germinario 117 Randolph Avenue Jersey City, NJ 07305	0	0	(6)

Stephen J. Cole-Hatchard 117 Randolph Avenue Jersey City, NJ 07305	0	0	(6)

All directors and executive officers as a group (3 persons)	300,000(5)	577	(6)

(1)	Clive Dakin makes the investment decisions on behalf of Scarborough Ltd.

(2)	Tanvier Malik makes the investment decisions on behalf of Beaufort Ventures PLC.

(3)
Laurus Capital Management, LLC manages Laurus Master Fund Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund Ltd.

(4)	Includes 554,282 (1,065 post-Reverse Split) shares issuable upon exercise of warrants.

(5)	Includes 300,000 (577 post-Reverse Split) shares issuable upon exercise of options. The Company and Mr. Thatham agreed to cancel these options upon consummation of the transactions described below.

(6)	Less than 1%.

Post-Merger

The following table lists, as of the Closing Date immediately following the effective time of the Merger, the number of shares of Common Stock beneficially owned on a post-Reverse Split basis by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each officer and director of the Company and person who agreed to serve as a director commencing on the Effective Date and (iii) all officers and directors as a group.  Beneficial ownership is determined in accordance with the rules of the SEC, as described above.  Except as noted below, each person has sole voting and investment power with respect to the shares set forth opposite such person’s name.  Unless otherwise indicated, the address of each beneficial owner listed below will be c/o the Company, 475 10th Avenue, 4th Floor, New York, New York, 10018.  The percentage of class beneficially owned set forth below is based on 5,742,952 shares of Common Stock outstanding on the Closing Date, immediately after the Merger and the Offering.

	Common Stock Beneficially Owned
	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Named executive officers and directors:
Robert W. D’Loren (1)	765,533	12.7%
James F. Haran (2)	213,703	3.7%
Marisa Gardini (3) (4)	300,000	5.1%
Seth Burroughs (5)	159,469	2.8%
Todd Slater (6)	16,667	*
Howard Liebman (6)	16,667	*
Edward Jones, III (6)	16,667	*
Jeffrey Cohen (7)	616,777	10.6%
Mark DiSanto (8)	325,283	5.6%
Giuseppe Falco (9)	0	*
All directors and executive officers as a group (10 persons)	2,430,766	38.1%

5% Shareholders:
Isaac Mizrahi (4)	2,759,000	48.0%
Jack Dweck (10)	694,578	12.0%
MidMarket Capital (11)	364,428	6.0%

* Less than 1%.

(1)
Represents (i) 501,533 shares owned by Irrevocable Trust of Rose Dempsey (the “Irrevocable Trust”) of which Mr. D’Loren and Mr. DiSanto are the trustees and as to which Mr. D’Loren has sole voting and dispositive power, (ii) 239,250 shares issuable upon exercise of immediately exercisable warrants, and (iii) 24,750 shares issuable upon exercise of Warrants held by the Irrevocable Trust.  Does not include (i) 258,366 shares held by the D’Loren Family Trust (the “Family Trust”) of which Mark DiSanto is a trustee and has sole voting and dispositive power and (ii) 12,750 shares issuable upon exercise of Warrants held by the Family Trust.

(2)	Includes (i) 156,703 shares, (ii) 7,500 shares issuable upon exercise of initial Warrants and (iii) immediately exercisable warrants to purchase 49,500 shares.

(3)	Represents 200,000 shares and an additional 100,000 shares available upon exercise of Warrants.

(4)
Represents 2,759,000 shares held by IM Ready.  Isaac Mizrahi and Marisa Gardini own 95% and 5% of the outstanding membership interests in IM Ready, respectively.  Mr. Mizrahi has dispositive power over the shares held by IM Ready, but disclaims the shares attributable to the other party’s percentage of ownership. Pursuant to the Voting Agreement, IM Ready and its principals agreed to appoint a person designated by the board of directors of the Company as IM Ready’s irrevocable proxy and attorney-in-fact with respect to the shares of Common Stock received and which may be received by IM Ready in connection with the Merger.

(5)	Includes (i) 104,469 shares, (ii) 5,000 shares issuable upon exercise of Warrants and (iii) immediately exercisable warrants to purchase 50,000 shares.

(6)
Represents shares issuable upon exercise of options that the Company agreed to grant and that will become exercisable on the Effective Date.  Does not include 33,333 shares issuable upon exercise of options the Company agreed to grant on the Effective Date but will not become exercisable within 60 days of the Effective Date.

(7)
Represents (i) 16,667 shares issuable upon exercise of options that the Company agreed to grant and that will become exercisable on the Effective Date, (ii) 400,110 shares held by 3 Sixty, Inc., (iii) 150,000 shares held by Earthbound LLC and (iv) 50,000 shares issuable upon the exercise of Warrants held by Earthbound LLC.  Jeffrey Cohen and Jack Dweck have shared voting and dispositive power over the shares held by Earthbound LLC.  Jeffrey Cohen has voting and dispositive power over the shares held by 3 Sixty, Inc.

(8)
Includes (i) 232,866 shares held by the Family Trust, of which Mark DiSanto is trustee of, and has sole voting and dispositive power over the Shares held by, the Family Trust, (ii) 25,500 shares and 12,750 shares issuable upon exercise of Warrants, (iii) 25,000 shares and 12,500 shares issuable upon exercise of Warrants held by Mr. DiSanto, and (iv) 16,666 shares issuable upon exercise of options that the Company agreed to grant to Mr. DiSanto and that will become exercisable on the Effective Date.  Does not include 33,333 shares issuable upon exercise of options the Company agreed to grant to Mr. DiSanto on the Effective Date but will not become exercisable within 60 days of the Closing Date.

(9)	Does not include 100,000 shares issuable upon exercise of warrants which will not become excercisable within 60 days of the Closing Date.

(10)
Represents (i) 494,578 shares held by Mr. Dweck, (ii) 150,000 shares held by Earthbound on the Closing Date and (iii) 50,000 shares issuable upon exercise of Warrants held by Earthbound.  Jeffrey Cohen and Jack Dweck have shared voting and dispositive power over the shares held by Earthbound LLC.

(11)	Represents the Lender Warrants to purchase 364,428 common shares at $0.01 per share.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

General

On the Closing Date, there were changes to our Board and executive officers.  Messrs. Thatham and Germinario, who had served as Chief Financial Officer and as Chairman, President, Chief Executive Officer and director, respectively, resigned from such positions effective immediately.  As of the Closing Date, Mr. Robert W. D’Loren was appointed to the Board, leaving Mr. Cole-Hatchard and Mr. D’Loren as the directors as of such date.  As of the Effective Date of this Information Statement, Mr. Cole-Hatchard’s resignation will take effect and the following individuals will be appointed to the Board as described below.

Officers and Directors Pre-Merger

Name	Age	Position	With the Company since
Cristiano Germinario	39	Chairman, President, Chief Executive Officer and Director	December 2010
Vasan Thatham	53	Chief Financial Officer	June 2005
Stephen J. Cole-Hatchard	53	Director	January 2011

Cristiano Germinario was the Chairman and Chief Executive Officer of the Company since December 2010.  Mr. Germinario has resigned as Chairman, President, Chief Executive Officer and director of the Company, effective upon the Closing Date.  He has over 10 years of financial management experience. Mr. Germinario is currently serving as Vice President of Worldwide Stock Transfer, LLC, a New Jersey based registered transfer agent. He has also been serving as a Director of StarInvest Group, Inc. since November 20, 2006 and Secretary of StarInvest Group since August 2007. From April 2000 to May 2006, Cristiano D. Germinario worked as a financial analyst at IIG International Investment Company, a New York based fund specialized in Trade Financing.  Cristiano D. Germinario holds a Masters Degree in Political Science from the University of Bologna, Italy.

Vasan Thatham was the Chief Financial Officer of the Company since June 2005. Mr. Thatham has resigned as Chief Financial Officer, effective upon the Closing Date. Prior to joining the Company, from February 1999 through June 2005, Mr. Thatham was Vice President and Chief Financial Officer of Provo International, Inc., a company engaged in providing Internet and telecommunications services. Prior to that, Mr. Thatham held various positions with Esquire Communications, Ltd., Strings Ltd., Ernst & Young in Kuwait and KMPG Peat Marwick in India. Mr. Thatham is a chartered accountant under the laws of India.

Stephen J. Cole-Hatchard became a director of the Company in January 2011.  Mr. Cole-Hatchard’s resignation as director will become effective as of the Effective Date.  Mr. Cole-Hatchard has been a detective with the Town of Clarkstown Police Department of New City, New York since 1984. He has also been a practicing attorney since 1989 and has been in private practice since May 2005 where he specializes in municipal law and commercial litigation, employment issues, and appeals matters.  Mr. Cole-Hatchard holds a Juris Doctor, cum laude from Pace University School of Law, White Plains, New York in 1989 and a Bachelor of Science in Criminal Justice from St. Thomas Aquinas College, Sparkill, New York in 1983.

Officers and Directors Post-Merger

As of the Closing Date, Robert W. D’Loren was appointed as a director.  In addition, as of the Closing Date, the following individuals were appointed executive officers of the Company:

Name	Position
Robert W. D’Loren	Chairman of the Board and Chief Executive Officer
James F. Haran	Chief Financial Officer and Assistant Secretary
Giuseppe “Joe” Falco	President and Chief Operating Officer of the Isaac Mizrahi Brand
Marisa Gardini	Executive Vice President of Strategic Planning and Marketing
Seth Burroughs	Executive Vice President of Business Development and Treasury and Secretary

The business background descriptions of the newly appointed directors (other than Marisa Gardini, whose background description is provided above) and officers are as follows:

Robert W. D’Loren is our Chairman of the Board and Chief Executive Officer. He served as Chairman and CEO of IPX Capital, LLC and related subsidiaries, a consumer products advisory firm from 2009 to 2011.  Mr. D’Loren previously served as a Director and President and Chief Executive Officer of Nexcen Brands, Inc., a global brand acquisition and management company from June 2006 until August 2008.  Prior to NexCen Brands, he served as President and Chief Executive Officer of UCC Capital Corporation (“UCC”) from 2004 to 2006. Prior to forming UCC, Mr. D’Loren served as President and Chief Operating Officer of CAK Universal Credit Corporation, an intellectual property finance company from 1998 to 2003.  Mr. D’Loren’s career debt and equity investments in intellectual property centric and consumer branded products companies exceed $1.0 billion.  From 1985 to 1997, Mr. D’Loren served as President and Chief Executive Officer of the D’Loren Organization, an investment and restructuring firm responsible for aggregate transactions in excess of $2 billion.  Prior to that, Mr. D’Loren served as an asset manager for Fosterlane Management where he managed in excess of $1.0 billion in assets, and previously served as a manager with Deloitte.  Mr. D’Loren has served on the board of directors of Iconix Brand Group, Longaberger Company, Business Loan Center, Achilles Track Club International and served as a board advisor to The Athletes Foot and Bill Blass, Ltd.  Mr. D’Loren is a Certified Public Accountant and holds a Master’s degree from Columbia University and a B.S. from New York University.

James F. Haran is our Chief Financial Officer.  Mr. Haran served as CFO of IPX Capital, LLC and related subsidiaries, a consumer products advisory firm from 2009 to 2011. Mr. Haran was the Executive Vice President, Capital Markets for Nexcen Brands, Inc. from 2006 to 2008 and Chief Financial Officer and Chief Credit Officer for UCC Capital Corp. and its predecessor company, CAK Universal Credit Corp. from 1998 to 2006.  Prior to joining UCC, Mr. Haran was a partner at Sidney Yoskowitz and Company P.C., a registered diversified certified public accounting firm. During his tenure, which began in 1987, his focus was on real estate and financial services companies. Mr. Haran served his clients on an array of strategic and operational levels.  Mr. Haran is a Certified Public Accountant and holds a Bachelor of Science degree from State University of New York at Plattsburgh.

Giuseppe “Joe” Falco is our President and Chief Operating Officer of the Isaac Mizrahi Brand.  Mr. Falco is a merchant with almost two decades of experience in managing lifestyle brands and business development.  Mr. Falco served as President of Misook, a division of HMX from 2009 to 2010, as Worldwide President and Chief Merchant for Elie Tahari from 2007 to 2009 and as President of Sixty USA from 2005 to 2006. Prior to that position, Mr. Falco was Senior Vice President for Dolce & Gabbana from 1998 to 2004, where he was responsible for North American development and operations.  Mr. Falco started his career with the luxury retailer Barneys New York where he became a student of product, merchandising, and brand communication.

Marisa Gardini is our Senior Vice President of Strategic Planning and has agreed to serve as a director on the Effective Date.  Since 2002, Ms. Gardini has served as President and Chief Executive Officer of Isaac Mizrahi New York. During this tenure, she has led all segments of the business including managing all media and public relations, licensing, design, and merchandising for Isaac Mizrahi, and has worked to help launch Isaac Mizrahi at Target, Liz Claiborne, and QVC. Ms. Gardini has a B.A. from Barnard College and a J.D. from Brooklyn Law, and currently serves on the board of trustees of Brearley School in New York City.

Seth Burroughs is our Executive Vice President of Business Development and Treasury. From 2006 to 2010, Mr. Burroughs served as Vice President of NexCen Brands, Inc., where he was responsible for M&A and Strategic initiatives for the Company.  At NexCen, Mr. Burroughs oversaw over $300 million in acquisitions. Prior to his role at NexCen, from 2003 to 2006 Mr. Burroughs served as Director of M&A Advisory and Investor Relations at UCC Capital Corp., a financing company specializing in consumer branded products M&A and the securitization of intellectual property, where he worked on an additional $500 million in acquisitions and $300 million in specialty financing as an advisor to consumer branded products companies in the franchising and apparel industries. From 2001 to 2003, Mr. Burroughs worked as a Senior Financial Analyst at The Pullman Group where he was involved with structuring the first securitizations of music royalties including the Bowie Bonds, and as a Financial Analyst at Merrill Lynch's private client group. Mr. Burroughs is a graduate of The Wharton School of Business at the University of Pennsylvania, and serves on the board of directors of the Young Learners of New York, a charity focused on providing equipment and funding to public middle schools of New York City.

Additionally, as of the Effective Date, in addition to Marisa Gardini, the following individuals will be appointed as directors:

Jeffrey Cohen
Mark DiSanto
Todd Slater
Edward Jones, III
Howard Liebman

Stephen J. Cole-Hatchard served as a director prior to the Merger and will continue to serve as a director until the Effective Date, when his resignation will take effect.

The business background descriptions of the directors to be appointed on the Effective Date are as follows:

Jeffrey Cohen has agreed to serve as a member of our Board. Jeffrey Cohen has a unique and deep background in American retail. From 2000 to present, he has served as Co-Chairman of Earthbound, LLC.  Mr. Cohen oversees all business and creative operations for the company. Earthbound is a full service brand design and licensing business. Since Mr. Cohen joined Earthbound, Earthbound managed brands have generated over $10 Billion in retail sales. From 1983 to 1999, Mr. Cohen served as Principal and EVP of Conway Stores, a major NY based deep discount retail business founded by his father in 1942. At Conway, Mr. Cohen was involved in all aspects of the business operation including significant involvement in merchandising and operations.  Jeff served for 10 years on the Executive Board and as Chairman of the Board of Education at Hillel Yeshiva. Jeff is currently Chairman of the Board of the Allegra Franco Sephardic Women's Teachers College.

Mark DiSanto has agreed to serve as a member of our Board. From 1988 to the present, Mr. DiSanto has served as the Chief Executive Officer of Triple Crown Corporation a regional real estate development and investment company with commercial and residential development projects exceeding 7 million square feet. Mr. DiSanto received a degree in business administration from Villanova University’s College of Commerce and Finance, a Juris Doctorate from the University of Toledo College of Law and an MS degree from Columbia University.

Todd Slater has agreed to serve as a member of our Board. Mr. Slater has a broad and distinguished background in the retail and branded consumer sectors, serving most recently as a Managing Director at Lazard Capital Markets. At Lazard and then Lazard Capital Markets, Mr. Slater led the retail and branded consumer research team from 1996-2011, where he won numerous industry awards, including the #1 “Best Analyst” ranking by Starmine and the Financial Times in Specialty Retail, and the #2 “Best On The Street” in the Clothing and Accessory sectors over a period of many years. Prior to joining Lazard, Mr. Slater was a Vice President and headed the retail and consumer research team at UBS Securities from 1992-1996, where he was ranked by Institutional Investor as #1 “Up and Comer” in the Textile and Apparel space. During this period, Mr. Slater was President of the Textile and Apparel Analyst Group in NY from 1999-2002. Before becoming a top retail and consumer industry analyst, Mr. Slater began his career at Macy’s New York, where he started in the Executive Training Program, rising to senior executive positions in merchandising, buying, and store management from 1984-1992. Mr. Slater received a B.A. in French Literature from Tufts University, and also completed a year of studies at Science Po (Institute d'Etudes Politiques) in Paris, France.

Edward Jones, III has agreed to serve as a member of our Board. In a career that has spanned over thirty-five years in the fashion industry, Mr. Jones has been recognized as a marketing and brand visionary.  Mr. Jones began his career in retail in Dallas, Texas with Hartmarx. Mr. Jones then moved on to Neiman Marcus where he spent five years in various men’s merchandising and buying positions. In his career Edward Jones has held positions in major companies that include CEO (Perry Ellis Men’s, Women’s & International; Segrets Inc., GM Design Inc.), President (Calvin Klein, Esprit, Haggar Women’s), Director International Licensing (Perry Ellis, Calvin Klein), Creative Director (Haggar Women’s), Chief Merchandising Officer (Haggar Men’s & Women’s). For the past four years, he has been active as an advisor in the fashion apparel, accessory and footwear markets in numerous brand and company strategies and M&A assignments. During this period he has participated in the review and analysis of over sixty companies or brands. He has advised on brand and business model strategy in over half of these companies.

Howard Liebman has agreed to serve as a member of our Board. From 2008 to the present, Mr. Liebman has served as a Director and member of the Executive Committee of Federation Employment and Guidance Services (FEGS) and as the chairman of its audit committee.  FEGS is a large not-for-profit health and human services organization providing a vast array of services to individuals and families throughout the greater New York area.  Mr. Liebman was a director of Sharper Image Corporation and served as chairman of its audit committee from 2006 to 2008.  In February 2008, Sharper Image filed for bankruptcy under Chapter 11 of Title 11 of the Bankruptcy Code.

Howard Liebman was President, Chief Operating Officer and a director of Hobart West Group, a provider of national court reporting and litigation support services from 2007 until the sale of the business in 2008.  Mr. Liebman served as a consultant to Hobart from 2006 to 2007.  Mr. Liebman was President, Chief Financial Officer and director of Shorewood Packaging Corporation, a New York Stock Exchange multinational manufacturer of high-end value-added paper and paperboard packaging for the entertainment, tobacco, cosmetics and other consumer products markets.  Mr. Liebman joined Shorewood in 1994 as Executive Vice President and Chief Financial Officer and served as its President from 1999 until Shorewood was acquired by International Paper in 2000.  Mr. Liebman continued as Executive Vice President of Shorewood until his retirement in 2005.  Mr. Liebman is a Certified Public Accountant and was an audit partner with Deloitte and Touche LLP (and its predecessors) from 1974 to 1994.

Family Relationships

There are no family relationships between any of our directors or executive officers and any other of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our new directors or executive officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as discussed below in “Certain Relationships and Related Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CORPORATE GOVERNANCE

Independence of the Board of Directors

We are not a “listed issuer” as such term is defined in Rule 10A-3 under the Exchange Act. We use the definition of independence of The NASDAQ Stock Market LLC.  The Board has determined that Messrs. Todd Slater, Howard Liebman, Edward Jones, III, Jeffrey Cohen and Mark DiSanto will be independent upon their appointment to the Board.  Each person to be appointed to the Audit Committee, Compensation Committee and Nominating Committee (as described below) as of the Effective Date will be independent and meet the applicable rules and regulations regarding independence for such committee, including those set forth in pertinent NASDAQ listing standards, each such person is free of any relationship that would interfere with his individual exercise of independent judgment.

Audit Committee and Audit Committee Financial Expert

Our Board has appointed an Audit Committee which consists of Messrs. Liebman and DiSanto, with such appointments effective as of the Effective Date.  Each of such persons has been determined to be an “independent director” under the listing standards of the NASDAQ Capital Market, which is the independence standard that was adopted by our Board.  The Board has determined that Mr. Liebman meets the requirements to serve and will be appointed as the Audit Committee Financial Expert.  The Audit Committee operates under a written charter adopted by our Board.  The Audit Committee assists the Board by providing oversight of our accounting and financial reporting processes, appoints the independent registered public accounting firm, reviews with the registered independent registered public accounting firm the scope and results of the audit engagement, approves professional services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of internal accounting controls.

Compensation Committee

Our Board has appointed a Compensation Committee consisting of Messrs. DiSanto and Jones, with such appointments effective as of the Effective Date.  Each of such persons has been determined to be an “independent director” under the listing standards of the NASDAQ Capital Market.  Our Board has adopted a written Compensation Committee Charter that sets forth the committee’s responsibilities.  The committee is responsible for determining all forms of compensation for our executive officers, and establishing and maintaining executive compensation practices designed to enhance long-term stockholder value.

Nominating Committee

Our Board has appointed a Nominating Committee consisting of Messrs. DiSanto and Jones, with such appointments effective as of the Effective Date.  Each of such persons has been determined to be an “independent director” under the listing standards of the NASDAQ Capital Market.  Our Board has adopted a written Nominating Committee Charter that sets forth the committee’s responsibilities.

Code of Ethics

We have adopted a code of ethics that applies to our officers, employees and directors, including our Chief Executive Officer and senior executives.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Former Executive Officers - Summary Compensation Table

The following table sets forth information regarding all cash and non-cash compensation earned by or paid to all of the executive officers of the Company who served during the fiscal years ended December 31, 2010 and 2009, for services in all capacities to the Company:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Fahad Syed	2010	88,000							88,000
Chief Executive Officer(1)	2009	371,000							371,000

Vasan Thatham	2010	143,180							143,180
Chief Financial Officer(1)	2009	156,939			40,062				197,001

(1)	For 2010, includes amounts paid for consulting.

(2)	Value of option awards is the dollar amount recognized for financial statements reporting purposes with respect to fiscal year 2009.

Former Executive Officers – Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding all stock and option awards earned by or paid to all of the executive officers of the Company who served during the fiscal year ended December 31, 2010, for services in all capacities to the Company:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Plan ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Fahad Syed (CEO)	—	—	—	—	—	—	—	—	—

Vasan Thatham (CFO)	300,000	—	—	$1.40	06/22/2015	—	—	—	—

Former Directors – Summary Compensation Table

The following table sets forth information with respect to director's compensation for the fiscal year ended December 31, 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Charlotte G. Denenberg	$12,000						$12,000

Joseph Perno	$12,000						$12,000

Stock Option Plan prior to the Merger

Our Board and stockholders adopted our 2005 Stock Option Plan, pursuant to which 9,000,000 shares of Common Stock on a pre-Reverse Split basis were reserved for issuance upon exercise of options. Our stock option plan is designed to serve as an incentive for retaining qualified and competent employees, directors and consultants. Our Board or a committee of our Board administers our stock option plan and is authorized, in its discretion, to grant options under our stock option plan to all eligible employees, including our officers, directors (whether or not employees) and consultants. We do not intend to grant any future awards under this Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

IPX Capital, LLC

Overview

Old XCel and its wholly owned subsidiary IM Brands, collectively the “Buyers,” entered into the Purchase Agreement with IM Ready, whereby the Buyers acquired certain assets and assumed certain obligations of IM Ready. IPX Capital, LLC (“IPX”) entered into certain agreements with Old Xcel and IM Ready whereby IPX provided services to both Old Xcel and IM-Ready.  IPX and Old Xcel have common ownership and common management.

IPX Capital, LLC – IM Ready-Made, LLC Advisory Service Agreement

IPX and IM Ready entered into an Advisory Service Agreement dated November 16, 2010 whereby IPX provided various advisory and consulting services to IM Ready including conducting an operational review of IM Ready, reviewing strategic alternatives for IM Ready’s business including the potential to complete a transaction with Old XCel, developing and preparing a brand positioning presentation including brand architecture strategy, conducting a review of the “IsaacMizrahiLIVE” and “Liz Claiborne New York” businesses on QVC and the related agreements, and conducting a due diligence review of IM Ready’s retail and couture operations and making restructuring recommendations on such retail and couture operations.  IPX’s service fees under the Advisory Service Agreement were based on its actual hourly billing rates, with a cap of $500,000.  IPX’s aggregate hourly billing exceeded $500,000, resulting in a payment to IPX from IM Ready of $500,000 on the Closing Date.

IPX Capital, LLC – XCel Brands, Inc., Due Diligence Service Agreement

IPX and Old XCel entered into a Due Diligence Service Agreement dated December 3, 2010 whereby IPX provided various due diligence tasks relating to the Purchase Agreement including financial review of IM Ready, preparing business plans, financial projections and other documents required in connection with the transaction, advise the Buyers regarding the corporate, legal and financial structure of the transaction and assist the Buyers with the negotiation of documentation relating to the transaction. Market service fees for this type of engagement are typically either a fixed dollar amount or based upon hourly billing rates, plus reimbursement of direct expenses. IPX waived all of its fees it would have otherwise been entitled to, but not reimbursement of its direct expenses. Direct expenses incurred by, and reimbursable to, IPX by Old XCel of approximately $240,000 were paid following the Closing Date.

Amounts due to Stockholder

Robert D’Loren, Chairman and Chief Executive Officer and a principal stockholder of the Company, has advanced certain expenses including but not limited to legal fees, banking fees, lender fees and appraisals on behalf of Old Xcel.  Following the Closing Date, Mr. D’Loren was reimbursed approximately $162,000 for these expenses.

Todd Slater

On August 12, 2011, Old XCel entered into a one year agreement which was amended on October 4, 2011, with Todd Slater, who has agreed to serve as a director of the Company commencing on the Appointment Date, for services related to the Company’s licensing strategy and introduction of potential licensees.  If during the term of the agreement or during the year following the expiration of the term of the agreement, the Company enters into a license or distribution agreement with a licensee introduced by Mr. Slater, Mr. Slater will receive a commission equal to fifteen percent (15%) of all net royalties received by the Company during the first term of such agreement, payable within thirty days of receipt of the net royalties.  Old XCel has also agreed to pay Mr. Slater an advisory fee of approximately $53,000 within 30 days following the acquisition of the Isaac Mizrahi Business as compensation for strategic advisory services performed by Mr. Slater related to Old XCel’s licensing program prior to the Closing Date.

Earthbound

Earthbound entered into a service agreement with Laugh Club, Inc. (“Laugh Club”) on November 6, 2001 whereby Laugh Club engaged Earthbound to provide brand management and design services for mass-merchandised retail products for the Isaac Mizrahi Business (the “Earthbound Agreement”).  Isaac Mizrahi, individually, is the controlling member and manager of Laugh Club and IM Ready-Made, LLC.  On September 3, 2002, Laugh Club assigned all of the rights and obligations in the Earthbound Agreement to IM Ready. Earthbound has no common ownership, direct or indirect, with either IM Ready or Laugh Club.  The Earthbound Agreement expires December 31, 2014; however certain beneficial rights extend beyond the expiration date to Earthbound for as long as IM Ready receives revenues procured by Earthbound.

In connection with the consummation of the Isaac Mizrahi Business, Old XCel and Earthbound entered into the Contribution Agreement pursuant to which Earthbound contributed to Old XCel the Earthbound Agreement and the Earthbound Assets in exchange for 944,688 shares of the Company’s Common Stock, and Earthbound agreed to purchase one Unit in the Offering. Old XCel terminated the Earthbound Agreement effective as of the Closing Date.

Effective as of the Closing Date, IM Ready and Earthbound entered into the Services Agreement pursuant to which Earthbound will provide transitional services and advice relating to the Isaac Mizrahi Business for a period of five years for which Earthbound received from IM Ready $600,000 in cash on the Closing Date and Earthbound will receive the Future Payment of $1,500,000 payable over the next five years. The Company assumed the obligations related to the Future Payment from IM Ready upon its acquisition of the Isaac Mizrahi Business. Additionally, so long as a principal of Earthbound serves as a member on the board of directors of the Company (Jeffrey Cohen, a principal of Earthbound, has agreed to serve as a director commencing on the Appointment Date), Earthbound will have the right to appoint a board observer.

Licensing Agreement

On August 2, 2011, Old XCel entered into a licensing agent agreement with an employee of Earthbound pursuant to which such employee is entitled to a five percent (5%); commission on any royalties we receive under any new license agreements that he procures for us during the initial term of such license agreements. We also granted the agent options to purchase 25,000 shares of common stock at an exercise price of $5.00 per share.  One half of the options will vest on each of the first and second anniversary dates of the date of the award if the consultant procures licenses which generate $1 million or more of royalties for the Company during each such year. In addition, the agent may earn the right to receive additional warrants upon the satisfaction of certain agreed upon target performance criteria.

Offering

Marisa Gardini, our Executive Vice President of Strategic Planning and Marketing and, commencing on the Appointment Date, a director;  the Irrevocable Trust of Rose Dempsey; the D’Loren Family Trust; James Haran, our Chief Financial Officer; Seth Burroughs, our Executive Vice President of Business Development and Treasury; and Mark DiSanto, who has agreed to serve as a member of our board of directors commencing on the Appointment Date, purchased 2; .495; .255; .15; .10 and .25 Units in the Offering for purchase prices of $1,000,000; $247,500; $127,500; $75,000; $50,000; and $125,000, on the same terms and conditions as other investors in the Offering.

Review, Approval and Ratification of Related Party Transactions

Prior to the Merger, the Company had not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above.  The Company intends that transactions with its executive officers, directors and significant shareholders will, on a going-forward basis, be subject to the review, approval or ratification of its board of directors, or an appropriate committee thereof.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on our review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2010, our executive officers, directors and greater than 10% stockholders were in compliance with the reporting requirements of Section 16(a) under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  Neither applicable securities laws, nor the corporate laws of the State of Delaware require further approval of the transactions described herein.  No vote or other action is being requested of you.  This Information Statement is provided for informational purposes only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 6, 2011	NETFABRIC HOLDINGS, INC.

	By:	/s/ Robert W. D’Loren
Name: Robert W. D’Loren
Title: Chairman of the Board of Directors and Chief Executive Officer